Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

2017 First Quarter Report

This announcement is made by China Life Insurance Company Limited pursuant to the inside information provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rules 13.09(2) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The financial data of the Company for the first quarter of 2017 have been prepared in accordance with the China Accounting Standards for Business Enterprises and are unaudited. Net profit attributable to equity holders of the Company and equity attributable to equity holders of the Company in the consolidated financial statements are identical to the relevant data under International Financial Reporting Standards.

1.	Important Notice

1.1	The Company’s Board of Directors, the Supervisory Committee, its Directors, Supervisors and Senior Management warrant that the information in this quarterly report is true, accurate and complete and contains no false representations, misleading statements or material omissions, and jointly and severally accept full legal responsibility.

1.2	Of the ten Directors of the Company, eight attended the Board Meeting. Chairman and Executive Director Yang Mingsheng, Executive Directors Lin Dairen, Xu Hengping and Xu Haifeng, and Independent Non-executive Directors Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin and Leung Oi-Sie Elsie attended the meeting. Non-executive Directors Wang Sidong and Liu Jiade could not attend the meeting due to other businesses, and gave written authorization to Independent Non-executive Director Chang Tso Tung Stephen and Executive Director Xu Hengping, respectively, to act as proxies to attend and vote at the meeting.

1.3	The Company’s 2017 first quarter financial report is unaudited.

1.4	Mr. Yang Mingsheng, Chairman of the Company, Mr. Zhao Lijun, Vice President in charge of accounting affairs, Mr. Li Mingguang, Chief Actuary and Mr. Zheng Zhiwu, Head of the Accounting Department, confirm that the financial reports in this 2017 first quarter report are true, accurate and complete.

2.	The Company’s Fundamental Information

2.1	Major financial data

(Currency: RMB)
	As at 31 March 2017	As at 31 December 2016	Increase/(decrease) compared to 31 December 2016
Total assets (million)	2,805,702	2,696,951	4.0%
Total equity holders’ equity (million)	309,087	303,621	1.8%
Ordinary share holders’ equity per share (RMB per share)	10.66	10.47	1.8%
	For the three months ended 31 March 2017	For the three months ended 31 March 2016	Increase/(decrease) compared to the same period of 2016
Net cash flows from operating activities (million)	105,981	354	29838.1%
Net cash flows from operating activities per share (RMB per share)	3.75	0.01	29838.1%
	For the three months ended 31 March 2017	For the three months ended 31 March 2016	Increase/(decrease) compared to the same period of 2016
Operating income (million)	271,728	219,981	23.5%
Net profit attributable to equity holders of the Company (million)	6,149	5,251	17.1%
Net profit attributable to equity holders of the Company after deducting non-recurring items (million)	6,158	5,282	16.6%
Earnings per share (basic and diluted) (RMB per share)	0.21	0.18	17.2%
Basic earnings per share after deducting non-recurring items (RMB per share)	0.21	0.18	16.7%
Weighted average ROE (%)	2.03	1.66	An increase of 0.37 percentage point
Weighted average ROE after deducting non-recurring items (%)	2.03	1.67	An increase of 0.36 percentage point

Note:	When calculating the change ratio of “Earnings per share (basic and diluted)”, factors of tail differences have been taken into account.

During the first quarter of 2017, by taking the acceleration of development as the first priority, the transformation and upgrading as the strategic support, and the prevention and control of risks as the key safeguards, the Company has strengthened and consolidated its foundation and made down-to-earth efforts. Building upon a high starting point and platform, the Company maintained a good development momentum. First of all, the Company experienced a faster growth in its core businesses. During the first quarter of 2017, the Company’s revenue from insurance businesses1 reached RMB246,208 million, an increase of 22.1% year on year. In particular, first-year regular premiums were RMB60,314 million, an increase of 17.4% year on year; first-year regular premiums with ten years or longer payment duration reached RMB22,455 million, an increase of 16.8% year on year; premiums from short-term insurance were RMB12,459 million, an increase of 7.6% year on year; renewal premiums were RMB112,758 million, an increase of 51.6% year on year, the growth rate of which set a record high since 2003. During the first quarter of 2017, the surrender rate was 2.79%, an increase of 0.38 percentage point year on year. Secondly, the Company is committed to a high standard of business structure and continually optimized its business structure. The Company’s protection type business achieved rapid growth with its products further diversified. Besides, the Company further reduced its single premium business with the percentage of first-year regular premiums in long-term new policy premiums reached 49.85%, an increase of 5.45 percentage points year on year. Thirdly, the Company constantly improved the allocation of its investment assets. During the first quarter of 2017, the Company consistently optimized its assets structure and increased allocation in diversified assets with long duration. As at 31 March 2017, the Company’s investment assets were RMB2,539,895 million, the net investment yield2 was 4.68% and the gross investment yield3 was 4.53%, an increase of 0.84 percentage point year on year.

As to the next step, the Company will, in accordance with the overall annual work plan, spare no effort in expanding the market, enhancing the investment management, strengthening the basis for development and accelerating transformation and upgrading, and the Company will push forward the sound and sustainable development with a new look and stronger growth engine.

[1]	Revenue from insurance businesses is consistent with the premium income in the attached income statement.
[2]	Net investment income mainly includes interest income from debt securities and bank deposits, dividends from equity securities, interest income from loans and net income from investment properties, etc.
[3]	Gross investment yield ={[(Net investment income + Spread income of investment assets + Fair value gains/ (losses) through profit or loss – Impairment losses of investment assets) / ((Investment assets at the beginning of the period + Investment assets at the end of the period)/2)]/90}×365

Non-recurring Items and Amount

RMB million
Non-recurring items	For the Reporting Period (from January to March)
Gains/(losses) on disposal of non-current assets	11
Government subsidies recognized in current gains/(losses)	9
Net non-operating income and expenses other than those mentioned above	(31)
Effect of income tax	3
Attributable to non-controlling interest	(1)
Total	(9)

Note:	As an insurance company, investment (asset management) is one of the major businesses of the Company. Therefore, the non-recurring items do not include fair value gains/(losses) from financial assets at fair value through profit or loss and financial liabilities at fair value through profit or loss, as well as investment income from the disposal of financial assets at fair value through profit or loss and financial liabilities at fair value through profit or loss and available-for-sale financial assets.

2.2	Total number of shareholders and the particulars of top ten shareholders as at the end of the reporting period

The total number of shareholders as at the end of the Reporting Period	Number of A Share shareholders: 123,285
	Number of H Share shareholders: 30,157
Particulars of the top ten shareholders					Unit: Share
Name of shareholders	Nature of shareholder	Percentage of shareholding	Number of shares	Number of shares subject to selling restrictions	Number of shares pledged or frozen
China Life Insurance (Group) Company	State-owned legal person	68.37%	19,323,530,000	—	—
HKSCC Nominees Limited	Overseas legal person	25.88%	7,315,183,949	—	—
China Securities Finance Corporation Limited	State-owned legal person	2.00%	565,574,495	—	—
Central Huijin Asset Management Limited	State-owned legal person	0.42%	119,719,900	—	—
Industrial and Commercial Bank of China Limited – China Southern Flexible Allocation of Consumption and Vitality of Hybrid Securities Investment Fund	Other	0.21%	59,384,610	—	—
Hong Kong Securities Clearing Company Limited	Overseas legal person	0.11%	32,481,525	—	—
China International Television Corporation	State-owned legal person	0.07%	18,452,300	—	—

China Universal Asset Management Co., Ltd – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No. 53 Asset Management Plan	Other	0.05%	15,015,845	—	—
Harbin Hali Industry Company Limited	Domestic non state-owned legal person	0.05%	13,695,112	—	—
China National Nuclear Corporation	State-owned legal person	0.04%	12,400,000	—	—
Details of shareholders

1.  HKSCC Nominees Limited is a company that holds shares on behalf of the clients of the Hong Kong stock brokers and other participants of the CCASS system. The relevant regulations of the HKSE do not require such persons to declare whether their shareholdings are pledged or frozen. Hence, HKSCC Nominees Limited is unable to calculate or provide the number of shares that are pledged or frozen.

2.  Industrial and Commercial Bank of China Limited – China Southern Flexible Allocation of Consumption and Vitality of Hybrid Securities Investment Fund has Industrial and Commercial Bank of China Limited as its fund depositary. China Universal Asset Management Co., Ltd – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No.53 Asset Management Plan has Industrial and Commercial Bank of China Limited as its asset trustee. Save as above, the Company was not aware of any connected relationship and concerted parties as defined by the “Measures for the Administration of the Takeover of Listed Companies” among the top ten shareholders of the Company.

2.3	Total number of preference share holders, top ten preference share holders, and the particulars of top ten preference share holders with no selling restrictions as at the end of the reporting period

☐ Applicable ☒ Not applicable

3.	Significant Events

3.1	Particulars of and reasons for changes in major accounting items and financial indicators of the Company

☒ Applicable ☐ Not applicable

(1)	Changes in key financial indicators and their reasons

				RMB million
Key financial indicators	As at 31 March 2017	As at 31 December 2016	Increase/ (decrease)	Main reasons
Total assets	2,805,702	2,696,951	4.0%	Accumulation of insurance business assets and investment assets
Total liabilities	2,492,466	2,389,303	4.3%	Increase in insurance reserves
Total equity holders’ equity	309,087	303,621	1.8%	The impact of the profit made during the reporting period

				RMB million
Key financial indicators	For the three months ended 31 March 2017	For the three months ended 31 March 2016	Increase/ (decrease)	Main reasons
Operating profit	7,556	6,101	23.8%	The combined impact from the increase of the gross investment income, the optimization of business structure and the update of discount rate assumption of reserves of traditional insurance contracts
Net profit attributable to equity holders of the Company	6,149	5,251	17.1%	The combined impact from the increase of the gross investment income, the optimization of business structure and the update of discount rate assumption of reserves of traditional insurance contracts

(2)	Material changes in major accounting items and their reasons

				RMB million
Key financial indicators	As at 31 March 2017	As at 31 December 2016	Increase/ (decrease)	Main reasons
Premium receivables	24,395	13,421	81.8%	Accumulation of renewal premiums
Other receivables	18,429	12,136	51.9%	Impact from factors such as the increase of investment subscription receivable
Unearned premium reserves	15,945	10,492	52.0%	Development of short-term insurance business and the variation of its schedule progress

				RMB million
Key financial indicators	For the three months ended 31 March 2017	For the three months ended 31 March 2016	Increase/ (decrease)	Main reasons
Fair value gains/(losses)	1,926	(2,725)	N/A	Fluctuation of the market value of the held-for-trading financial assets
Policyholder dividends	3,950	1,583	149.5%	Increase in investment yield from participating accounts

3.2	Explanation and analysis of significant events and their impacts and solutions

☒      Applicable                  ☐      Not applicable

In March 2017, the China Insurance Regulatory Commission issued the Notice on the Matters regarding the Optimization of the Discount Rate Curve Used in the Assessment of Liabilities of Insurance Contracts (Bao Jian Fa [2017] No. 23), which required insurance companies to adjust and optimize the discount rate assumption of traditional insurance (including basic interest rate curve and comprehensive spreads) in the assessment of liabilities of insurance contracts for the purpose of financial report with effect from 1 January 2017. In accordance with the relevant requirements and the above notice, the Company determined actuarial assumptions which include, among others, discount rates, mortality rates, morbidity rates, expenses assumptions, lapse rates and policy dividends assumptions based on current information available as at the date of the balance sheet. These assumptions were used to calculate the liabilities of insurance contracts as at the date of the balance sheet. The above changes in assumptions reduced profit before tax by RMB13,289 million in aggregate for the three months ended 31 March 2017. Please refer to the Announcement on Changes in Accounting Estimates published by the Company on Shanghai Stock Exchange website on 28 April 2017 for the details.

3.3	Undertakings were not implemented in due time during the reporting period

☒      Applicable            ☐     Not applicable

Prior to the listing of the Company’s A Shares (30 November 2006), land use rights were injected by China Life Insurance (Group) Company (the “CLIC”) into the Company during its reorganization. Out of these, four pieces of land (with a total area of 10,421.12 square meters) had not had its formalities in relation to the change of ownership completed. Further, out of the properties injected into the Company, there were six properties (with a gross floor area of 8,639.76 square meters) in respect of which the formalities in relation to the change of ownership had not been completed. CLIC undertook to complete the above-mentioned formalities within one year of the date of listing of the Company’s A Shares, and in the event such formalities could not be completed within such period, CLIC would bear any potential losses to the Company in relation thereto.

CLIC strictly followed these commitments. As at the end of the Reporting Period, save for the two properties and related land of the Company’s Shenzhen Branch, the ownership registration formalities of which had not been completed due to historical reasons, all other formalities in relation to the change of land and property ownership had been completed. The Shenzhen Branch of the Company continues to use such properties and land, and no other parties have questioned or hindered the use of such properties and land by the Company.

The Company’s Shenzhen Branch and the other co-owners of the properties have issued a letter to the governing department of the original owner of the properties in respect of the confirmation of ownership of the properties, requesting it to report the ownership issue to the State-owned Assets Supervision and Administration Commission of the State Council (“SASAC”), and requesting the SASAC to confirm the respective shares of each co-owner in the properties and to issue written documents in this regard to the department of land and resources of Shenzhen, so as to assist the Company and the other co-owners to complete the formalities in relation to the division of ownership of the properties.

Given that the change of ownership of the above two properties and related land use rights were directed by the co-owners, and all formalities in relation to the change of ownership were proceeded slowly due to reasons such as issues rooted in history and government approvals, CLIC, the controlling shareholder of the Company, made further commitment as follows: CLIC will assist the Company in completing, and urge the co-owners to complete the formalities in relation to the change of ownership in respect of the above two properties and related land use rights as soon as possible. If the formalities cannot be completed due to the reasons of the co-owners, CLIC will take any other legally practicable measures to resolve the issue and will bear any potential losses suffered by the Company as a result of the defective ownership.

3.4	Warnings and explanation for any forecasted losses or significant changes (as compared to the same period of last year) in accumulated net profit from the beginning of the year to the end of the next reporting period

☐      Applicable            ☒     Not applicable

This announcement is published in both Chinese and English. The Chinese version announcement shall prevail.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Wang Sidong, Liu Jiade
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike,
Tang Xin, Leung Oi-Sie Elsie

Hong Kong, 27 April 2017

4.	Appendix

4.1	Balance sheet as at 31 March 2017 (unaudited)

	RMB million (Unless otherwise stated)
ASSETS	As at 31 March 2017 Group	As at 31 December 2016 Group	As at 31 March 2017 Company	As at 31 December 2016 Company

Assets
Cash fund	52,900	67,318	49,597	62,592
Financial assets at fair value through profit or loss	161,226	209,126	154,986	204,048
Securities purchased under agreements to resell	40,659	43,531	39,787	43,093
Interest receivables	57,712	55,929	57,528	55,758
Premiums receivables	24,395	13,421	24,395	13,421
Receivables from reinsurers	105	123	105	123
Unearned premium reserves receivable from reinsurers	196	125	196	125
Claim reserves receivable from reinsurers	89	103	89	103
Reserves for life insurance receivables from reinsurers	269	182	269	182
Reserves for long-term health insurance receivables from reinsurers	1,629	1,601	1,629	1,601
Other receivables	18,429	12,136	11,171	4,998
Loans	241,921	226,573	236,884	221,535
Term deposits	511,982	538,325	509,012	535,361
Available-for-sale financial assets	846,797	766,423	835,306	758,802
Held-to-maturity investments	676,898	594,730	676,224	594,054
Long-term equity investments	121,699	119,766	129,183	125,587
Statutory deposits	6,333	6,333	5,653	5,653
Investment properties	1,179	1,191	1,235	1,247
Constructions in progress	11,879	10,548	11,105	10,387
Fixed assets	18,945	19,356	18,456	18,858
Intangible assets	6,443	6,062	5,727	5,768
Other assets	4,006	4,037	3,921	3,986
Separate account assets	11	12	11	12

Total Assets	2,805,702	2,696,951	2,772,469	2,667,294

Yang Mingsheng	Zhao Lijun	Li Mingguang	Zheng Zhiwu
Chairman	Vice President in	Chief Actuary	Head of
	charge of Accounting Affairs		Accounting Department

4.1	Balance sheet as at 31 March 2017 (unaudited) (continued)

	RMB million (Unless otherwise stated)
LIABILITIES AND EQUITY	As at 31 March 2017 Group	As at 31 December 2016 Group	As at 31 March 2017 Company	As at 31 December 2016 Company

Liabilities
Short-term borrowings	737	731	—	—
Financial liabilities at fair value through profit or loss	1,972	2,031	—	—
Securities sold under agreements to repurchase	91,963	81,081	91,871	81,032
Premiums received in advance	3,930	35,252	3,930	35,252
Brokerage and commission payable	6,611	3,713	6,611	3,713
Reinsurance payable	684	436	684	436
Salary and welfare payable	6,387	7,888	5,770	7,120
Taxes payable	1,330	1,871	1,240	1,761
Claims payable	42,962	39,038	42,962	39,038
Policyholder dividends payable	85,679	87,725	85,679	87,725
Other payable	6,873	7,668	6,922	7,731
Policyholder deposits	218,960	195,694	218,960	195,694
Unearned premium reserves	15,945	10,492	15,945	10,492
Claim reserves	9,453	11,538	9,453	11,538
Reserves for life insurance	1,846,203	1,762,932	1,846,203	1,762,932
Reserves for long-term health insurance	69,591	63,024	69,591	63,024
Long-term borrowings	15,545	15,439	—	—
Bonds payable	37,999	37,998	37,999	37,998
Deferred tax liabilities	8,780	7,768	8,715	7,774
Other liabilities	20,851	16,972	12,363	11,436
Separate account liabilities	11	12	11	12

Total liabilities	2,492,466	2,389,303	2,464,909	2,364,708

Equity
Share capital	28,265	28,265	28,265	28,265
Other equity instruments	7,791	7,791	7,791	7,791
Capital reserve	54,971	55,007	54,314	54,350
Accumulated other comprehensive income	3,721	4,368	4,041	4,912
Surplus reserve	58,391	58,391	58,343	58,343
General reserve	27,246	27,241	26,954	26,954
Retained earnings	128,702	122,558	127,852	121,971

Attributable to equity holders of the Company	309,087	303,621

Non-controlling interests	4,149	4,027

Total equity	313,236	307,648	307,560	302,586

Total liabilities and equity	2,805,702	2,696,951	2,772,469	2,667,294

Yang Mingsheng	Zhao Lijun	Li Mingguang	Zheng Zhiwu
Chairman	Vice President in	Chief Actuary	Head of
	charge of Accounting Affairs		Accounting Department

4.2	Income statement for the first quarter of 2017 (unaudited)

	RMB million (Unless otherwise stated)
	For the three months		For the three months
	ended 31 March		ended 31 March
	2017	2016	2017	2016
	Group	Group	Company	Company

1. Operating income	271,728	219,981	271,016	219,465
Premiums earned	240,152	196,430	240,152	196,430
Premium income	246,208	201,648	246,208	201,648
Including: Reinsurance premium income	1	—	1	—
Less: Premiums ceded to reinsurers	(674)	(255)	(674)	(255)
Change in unearned premium reserves	(5,382)	(4,963)	(5,382)	(4,963)
Investment income	28,217	25,108	28,050	24,915
Including: Share of profit of associates and joint ventures	1,443	564	1,415	534
Fair value gains/(losses)	1,926	(2,725)	1,765	(2,717)
Foreign exchange gains/(losses)	45	51	17	(27)
Other operating income	1,388	1,117	1,032	864

2. Operating expenses	(264,172)	(213,880)	(263,941)	(213,818)
Surrenders	(57,548)	(45,548)	(57,548)	(45,548)
Claims expense	(81,446)	(68,397)	(81,446)	(68,397)
Less: claims recoverable from reinsurers	266	217	266	217
Increase in insurance contracts reserve	(87,763)	(69,721)	(87,763)	(69,721)
Less: Insurance reserves recoverable from reinsurers	101	18	101	18
Policyholder dividends resulting from participation in profits	(3,950)	(1,583)	(3,950)	(1,583)
Tax and surcharges	(137)	(495)	(132)	(463)
Underwriting and policy acquisition costs	(21,763)	(18,004)	(21,763)	(18,004)
Administrative expenses	(6,782)	(6,330)	(6,440)	(6,068)
Less: Expenses recoverable from reinsurers	83	22	83	22
Other operating expenses	(4,420)	(3,692)	(4,536)	(3,924)
Impairment losses	(813)	(367)	(813)	(367)

3. Operating profit	7,556	6,101	7,075	5,647

Add: Non-operating income	29	18	27	15
Less: Non-operating expenses	(40)	(61)	(40)	(61)

4. Net profit before income tax	7,545	6,058	7,062	5,601

Less: Income tax expenses	(1,262)	(694)	(1,181)	(609)

5. Net profit	6,283	5,364	5,881	4,992

Yang Mingsheng	Zhao Lijun	Li Mingguang	Zheng Zhiwu
Chairman	Vice President in	Chief Actuary	Head of
	charge of Accounting Affairs		Accounting Department

4.2	Income statement for the first quarter of 2017 (unaudited) (continued)

	RMB million (Unless otherwise stated)
	For the three months				For the three months
	ended 31 March				ended 31 March
	2017		2016		2017	2016
	Group		Group		Company	Company

6. Attributable to:
– equity holders of the Company		6,149		5,251
– non-controlling interests		134		113

7. Earnings per share
Basic earnings per share	RMB	0.21	RMB	0.18
Diluted earnings per share	RMB	0.21	RMB	0.18

8. Other Comprehensive income		(659)		(13,251)	(871)	(13,227)
Other comprehensive income attributable to equity holders of the Company (net of tax)		(647)		(13,240)
Other comprehensive income that may be reclassified to profit or loss in subsequent periods (net of tax)		(647)		(13,240)	(871)	(13,227)
Fair value gains/(losses) on available-for-sale financial assets		(3,224)		(21,086)	(3,446)	(21,051)
Less: Amount transferred to net profit from other comprehensive income		1,908		812	1,905	790
Portion of fair value changes on available-for-sale financial assets attributable to participating policyholders		867		7,247	867	7,247
Share of other comprehensive income of associates and joint ventures under the equity method		(197)		(213)	(197)	(213)
Exchanges differences on translating foreign operations		(1)		—	—	—
Other comprehensive income that will not be reclassified to profit or loss in subsequent periods (net of tax)		—		—	—	—
Other comprehensive income attributable to non-controlling interests (net of tax)		(12)		(11)

9. Total Comprehensive income		5,624		(7,887)	5,010	(8,235)

Attributable to equity holders of the Company		5,502		(7,989)
Attributable to non-controlling interests		122		102

Yang Mingsheng	Zhao Lijun	Li Mingguang	Zheng Zhiwu
Chairman	Vice President in	Chief Actuary	Head of
	charge of Accounting Affairs		Accounting Department

4.3 Cash flow statement for the first quarter of 2017 (unaudited)

	RMB million (Unless otherwise stated)
	For the three months		For the three months
	ended 31 March		ended 31 March
	2017	2016	2017	2016
	Group	Group	Company	Company

1. Cash flows from operating activities
Premiums received	203,514	162,362	203,514	162,362
Net increase in policyholder deposits	23,403	45,738	23,403	45,738
Net cash received from financial assets at fair value through profit or loss	51,270	—	52,438	—
Net cash received from financial liabilities at fair value through profit or loss	—	140	—	—
Cash received from other operating activities	1,423	1,236	948	865

Sub-total of cash inflows from operating activities	279,610	209,476	280,303	208,965

Cash paid for claims	(135,079)	(108,718)	(135,079)	(108,718)
Net cash paid for reinsurance business	(59)	—	(59)	—
Cash paid for brokerage and commission fees	(18,864)	(15,935)	(18,864)	(15,935)
Cash paid for policyholder dividends	(4,842)	(3,620)	(4,842)	(3,620)
Cash paid to and for employees	(4,914)	(4,587)	(4,646)	(4,298)
Net cash paid for financial assets at fair value through profit or loss	—	(70,150)	—	(69,797)
Net cash paid for financial liabilities at fair value through profit or loss	(407)	—	—	—
Cash paid for taxes and surcharges	(1,545)	(707)	(1,287)	(547)
Cash paid for other operating activities	(7,919)	(5,405)	(8,013)	(5,981)

Sub-total of cash outflows from operating activities	(173,629)	(209,122)	(172,790)	(208,896)

Net cash flows from operating activities	105,981	354	107,513	69

Yang Mingsheng	Zhao Lijun	Li Mingguang	Zheng Zhiwu
Chairman	Vice President in	Chief Actuary	Head of
	charge of Accounting Affairs		Accounting Department

4.3	Cash flow statement for the first quarter of 2017 (unaudited) (continued)

	RMB million (Unless otherwise stated)
	For the three months		For the three months
	ended 31 March		ended 31 March
	2017	2016	2017	2016
	Group	Group	Company	Company

2. Cash flows from investing activities
Cash received from sales and redemption of investments	190,638	176,442	189,562	175,064
Cash received from investment income	25,517	30,802	25,186	30,339
Net cash received from disposals of fixed assets, intangible assets and other long-term assets	21	99	21	99
Net cash received from securities purchased under agreements to resell	2,872	—	3,306	—
Net cash received from the disposal of subsidiaries and other business units	1,169	—	1,169	—

Sub-total of cash inflows from investing activities	220,217	207,343	219,244	205,502

Cash paid for investments	(349,675)	(179,912)	(346,813)	(178,659)
Net increase in policy loans	(1,597)	(705)	(1,597)	(705)
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(2,016)	(821)	(1,113)	(794)
Net cash paid for securities purchased under agreements to resell	—	(13,612)	—	(13,525)

Sub-total of cash outflows from investing activities	(353,288)	(195,050)	(349,523)	(193,683)

Net cash flows from investing activities	(133,071)	12,293	(130,279)	11,819

Yang Mingsheng	Zhao Lijun	Li Mingguang	Zheng Zhiwu
Chairman	Vice President in	Chief Actuary	Head of
	charge of Accounting Affairs		Accounting Department

4.3	Cash flow statement for the first quarter of 2017 (unaudited) (continued)

	RMB million (Unless otherwise stated)
	For the three months		For the three months
	ended 31 March		ended 31 March
	2017	2016	2017	2016
	Group	Group	Company	Company

3. Cash flows from financing activities
Cash received from investment	2,888	—	—	—
Including: Cash received from the investment of non-controlling interests by subsidiaries	2,888	—
Net cash received from securities sold under agreements to repurchase	10,882	20,062	10,839	20,375

Sub-total of cash inflows from financing activities	13,770	20,062	10,839	20,375

Cash paid for dividends and interests	(1,130)	(724)	(1,091)	(353)

Sub-total of cash outflows from financing activities	(1,130)	(724)	(1,091)	(353)

Net cash flows from financing activities	12,640	19,338	9,748	20,022

4. Effect of changes in foreign exchange rate on cash and cash equivalents	20	(24)	17	(18)

5. Net increase/(decrease) in cash and cash equivalents	(14,430)	31,961	(13,001)	31,892

Add: Opening balance of cash and cash equivalents	67,046	76,096	62,606	74,750

6. Closing balance of cash and cash equivalents	52,616	108,057	49,605	106,642

Yang Mingsheng	Zhao Lijun	Li Mingguang	Zheng Zhiwu
Chairman	Vice President in	Chief Actuary	Head of
	charge of Accounting Affairs		Accounting Department